

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2020

Robert Shafir
Chief Executive Officer
Sculptor Capital Management, Inc.
9 West 57th Street
New York, NY 10019

> **Re: Sculptor Capital Management, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 18, 2020**
> **File No. 333-238477**

Dear Mr. Shafir:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Julia Griffith at 202-551-3267 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance